Filed pursuant to Rule 433
Registration Statement No. 333-163665
Relating to Preliminary Prospectus Supplement dated
September 3, 2010
Notice of priority subscription in Petrobras’ registered offering
     September 6, 2010. This is to notify you that Petróleo Brasileiro S.A. — Petrobras (“Petrobras”) launched a global offering of common and preferred shares, including common and preferred shares in the form of American Depositary Shares (“ADSs”) on September 3, 2010. The offering is registered with the Securities and Exchange Commission (the “SEC”) and with the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission (the “CVM”) in Brazil. The offering will not be registered in any other country or jurisdiction. We filed a preliminary prospectus supplement in connection with this offering with the SEC today pursuant to our existing registration statement filed with the SEC on December 11, 2009.
     Each of Petrobras’ existing shareholders as of September 10, 2010, the first record date, will be given the opportunity to subscribe common and preferred shares in the offering in Brazil on a priority basis. Priority subscription is not available to holders of ADSs. An ADS holder who whishes to be eligible for priority subscription must make the necessary arrangements to cancel such holder’s ADSs and take delivery of the underlying shares in a Brazilian account established with a Brazilian securities professional in Brazil. An ADS holder will need to comply with applicable Brazilian regulations to hold the shares in a Brazilian account, which such ADS holder should review with appropriate legal or other advisors. In order to become eligible to participate in the priority subscription in Brazil, an ADR holder must surrender their ADRs to J.P. Morgan, as Depositary, and take delivery of the underlying shares, as described above, by September 9, 2010 in order to become a record holder by September 10, 2010. An ADR holder wishing to participate in the priority subscription must verify the applicable procedures with its broker and/or DTC.
     Petrobras has determined that 80% of the total number of common shares and 80% of the total number of preferred shares offered in the global offering (excluding the underwriters’ over-allotment option) will be first offered to our existing shareholders as of September 10, 2010, the first record date, pursuant to the priority subscription. Priority subscriptions will be allocated based in the number of shares each shareholder owns as of September 17, 2010, the second record date. Additional details about the priority subscription process are available in the preliminary prospectus supplement, which we filed with the SEC on September 3, 2010.
     The price of the shares subscribed pursuant to the priority subscription will be the price to the public in the offering in Brazil, which will be determined when the marketing of the global offering has been completed, by agreement between us and the underwriters based on the process for evaluating investor demand known as bookbuilding. The price will be set forth on the cover page of the final prospectus supplement for the global offering.
     In order to participate in the priority subscription, a shareholder eligible to participate must submit the applicable subscription form to a participating institution in the Brazilian offering between September 13, 2010 and September 16, 2010, indicating a desired maximum investment amount in reais. The applicable subscription forms will be included in a Form 6-K to be filed by us with the SEC on or after September 3, 2010. The eligible shareholder may also limit the subscription to a maximum price per share. By submitting the applicable subscription form to a participating institution in the Brazilian offering, the shareholder will be contractually obligated to purchase shares at a price to be determined by the bookbuilding process on the pricing date. A shareholder will only know how many shares it will be purchasing in the priority subscription after the offering price has been determined, because the number of shares may be limited by the orders placed by other shareholders and by such shareholder’s maximum investment amount. For additional information about the priority subscription process, please see the preliminary prospectus supplement filed with the SEC.
     A shareholder will not know the price per share at the time such holder commits to subscribe shares in the priority subscription. A shareholder will consequently be unable to know the cost of avoiding dilution of its interest in us, and a shareholder will also be unable to estimate the book value dilution that will result from the public offering price.
     A holder of Petrobras shares located outside Brazil must make certain representations set forth in the applicable subscription form concerning compliance with local law in the holder’s jurisdiction in order to participate in the priority subscription. The priority subscription is not available to a shareholder if the subscription would violate local laws of the shareholder’s jurisdiction. It is each shareholder’s responsibility to determine its eligibility under local laws of its jurisdiction.
     Detailed information about the priority subscription and the global offering is included in the preliminary prospectus supplement on file with the SEC. Please visit the SEC’s website (www.sec.gov) or contact Bank of America Merrill Lynch, Bradesco Securities, Inc., Citigroup Global Markets Inc., Itaú Securities, Morgan Stanley & Co. Incorporated or Santander Investment Securities at the numbers or email address below to obtain a copy of the preliminary prospectus supplement and accompanying prospectus.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by contacting Bank of America Merrill Lynch at 1-866-500-5408, Bradesco Securities, Inc. at isabela@bradescosecurities.com, Citigroup Global Markets Inc. at 1-800-831-9146, Itaú Securities collect at 212-710-6766, Morgan Stanley & Co. Incorporated at 1-866-718-1649 or Santander Investment Securities at 212-350-3649.

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